

Dr. Sean Dixon
Chief Executive Officer at Simply Tiny Development, LLC
1mo •

Friends and Associates,

Simply Tiny Development is GROWING quickly! The Team cannot express enough gratitude to everyone who has helped us so far. Today, we are inviting EVERYONE to join our mission by investing in Simply Tiny Development through our crowdfunding campaign on WeFunder!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Invest in Simply Tiny Development, PB LLC: We develop sustainable Tiny